77D.     POLICIES WITH RESPECT TO SECURITY INVESTMENTS

         U.S. GOVERNMENT MONEY MARKET FUND

         On May 16, 2002, the Board of Trustees approved a change to the U.S. Government Money Market Fund's principal investment strategy in order to allow the Fund to invest in U.S. Government securities that are backed by the full faith and credit of the U.S. Treasury, as well as U.S. Government securities that are supported only by the credit of the government agency issuing the security. Previously the Fund was limited only to investments in U.S. Government securities whose payment of principal and interest is guaranteed by the U.S. Treasury.

         INTERMEDIATE TERM U.S. GOVERNMENT BOND FUND

         On May 16, 2002, the Board of Trustees approved a change to the Intermediate Term U.S. Government Bond Fund's investment policies in accordance with Rule 35d-1 of the Investment Company Act of 1940, as a result of the Fund's name change. The Intermediate Term U.S. Government Bond Fund's new investment policy states that the Fund will invest primarily, under normal circumstances, in U.S. Government bonds (at least 80% of assets). Shareholders will be provided with at least 60 days' prior notice of any change in this policy. The new policy became effective May 31, 2002.